Filed pursuant to Rule 433

Registration Statement No. 333-269826-01

Dated: May 12, 2026

Pricing Term Sheet

constellation energy Generation, LLC

$750,000,000 4.550% Senior Notes due 2029

$600,000,000 4.800% Senior Notes due 2032

$850,000,000 5.300% Senior Notes due 2036

May 12, 2026

Issuer:	Constellation Energy Generation, LLC

Ratings*:	Baa1 (Moody’s) / BBB+ (S&P)

Trade Date:	May 12, 2026

Settlement Date**:	May 14, 2026 (T+2)

Principal Amount:	$750,000,000	$600,000,000	$850,000,000

Security Title:	4.550% Senior Notes due 2029	4.800% Senior Notes due 2032	5.300% Senior Notes due 2036

Coupon:	4.550%	4.800%	5.300%

Maturity Date:	June 1, 2029	January 15, 2032	June 1, 2036

Interest Payment Dates:	Semi-annually on June 1 and December 1 of each year, commencing December 1, 2026	Semi-annually on January 15 and July 15 of each year, commencing July 15, 2026	Semi-annually on June 1 and December 1 of each year, commencing December 1, 2026

Benchmark Treasury:	3.875% due April 15, 2029	3.875% due April 30, 2031	4.125% due February 15, 2036

Benchmark Treasury Price and Yield:	99 – 18 ¾ / 4.026%	98 – 28 / 4.128%	97 – 11+ / 4.461%

Spread to Benchmark Treasury:	55 basis points	70 basis points	88 basis points

Yield to Maturity:	4.576%	4.828%	5.341%

Offering Price:	99.924% of Principal Amount	99.869% of Principal Amount	99.681% of Principal Amount

Optional Redemption:

At any time prior to May 1, 2029 (one month prior to the Maturity Date) (the "2029 Notes Par Call Date"), at a make whole price equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2029 Senior Notes matured on the 2029 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2029 Senior Notes to be redeemed, plus, in each case, accrued and unpaid interest thereon to the redemption date.

At any time on or after the 2029 Notes Par Call Date, at 100% of the principal amount, plus accrued and unpaid interest thereon to the redemption date.

At any time prior to December 15, 2031 (one month prior to the Maturity Date) (the “2032 Notes Par Call Date”), at a make whole price equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2032 Senior Notes matured on the 2032 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2032 Senior Notes to be redeemed, plus, in each case, accrued and unpaid interest thereon to the redemption date.

At any time on or after the 2032 Notes Par Call Date, at 100% of the principal amount, plus accrued and unpaid interest thereon to the redemption date.

At any time prior to March 1, 2036 (three months prior to the Maturity Date) (the “2036 Notes Par Call Date”), at a make whole price equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2036 Senior Notes matured on the 2036 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2036 Senior Notes to be redeemed, plus, in each case, accrued and unpaid interest thereon to the redemption date.

At any time on or after the 2036 Notes Par Call Date, at 100% of the principal amount, plus accrued and unpaid interest thereon to the redemption date.

CUSIP/ISIN:	210385AS9 / US210385AS99	210385AT7 / US210385AT72	210385AU4 / US210385AU46

Joint Bookrunners	Barclays Capital Inc.
BNP Paribas Securities Corp.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
BMO Capital Markets Corp.
Huntington Securities, Inc.
Natixis Securities Americas LLC

Senior Co-Managers:	BBVA Securities Inc. U.S. Bancorp Investments, Inc.

Co-Manager:	Bancroft Capital, LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the Securities on or about May 14, 2026, which will be the second business day following the date of this pricing term sheet (“T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities on any day other than the business day preceding the settlement date will be required, by virtue of the fact that the Securities initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA LLC toll-free at 1-866-271-7403, MUFG Securities Americas Inc. toll-free at 1-866-271-7403, or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.